INVEST IN **GIGMOR**

LiveNation for Independent Music


Gigmor
Monetization Platform for Music Creators

LEAD INVESTOR



Alex Amin

Gigmor is a fantastic product for a large untapped market, led by experienced, talented, successful founders. As a CEO who understands talent/creator marketplaces, I believe Gigmor has built a best in class set of tools for musicians that connects them with opportunities to grow their audiences and monetize their talent. I've tracked the business and known the founder for some time, and believe that they will win this category. I am honored to lead this round and excited to join the Gigmor team on this journey.

Invested $5,000 this round

gigmor.com Los Angeles CA

Highlights

1. 🤘 We help artists earn income and grow their careers by connecting them to venues and fans
2. 🤑 Independent artists are the growth engine of the $50B music industry, w/ revenues growing 30% YoY
3. 🤘 The Creator Economy is a hyper-growth $250B market doubling every 2 years
4. ✅ 120,000 new music tracks are uploaded daily (96% are independent artists)
5. ⭐ Growing by 2K+ musicians per month
6. 🤑 Multiple revenue streams: Subscriptions, Ticketing, Ads/Sponsorships
7. ⭐ Executive team from AOL, QVC, Hewlett Packard, Expedia and Salomon Smith Barney
8. 🤘 Investors include Aerosmith's Tom Hamilton and portfolio managers from Capital Group

Our Team



David Baird Founder & CEO

Serial entrepreneur, technology executive and musician/bandleader. Previously founder of Troubadour Digital Media, a digital agency. Former head of AOL's E-Commerce group, overseeing growth from $0 to over $1B in revenue.



Tracy Eumont Co-Founder

Gigmor Co-Founder, Head of Product, Chief Brand Officer. 20+ year tech career that includes extensive experience spanning marketing, business development, product design and e-commerce. Oversaw the growth of AOL's Shopping Channel to 20M MAU.



Mac Dziedziela CTO

Senior technology executive and entrepreneur with over 20 yrs experience at blue chip companies like HP and Expedia. Oversaw technology development for Pottermore, a platform with over 18 million users and over 150 million page views a month.

Why Gigmor?





Gigmor is a booking and marketing platform that connects bands, venues and fans through booking, ticketing and event promotion. Our app empowers creators to grow their fan bases and monetize them through gigs, tips, subscriptions, donations and merchandise sales.

We're working to build the largest network and ecosystem in the world for musicians, venues and music fans. We know firsthand the frustration and the problems faced by millions of artists who need to grow their careers by getting booked and playing live, as well as growing their fan base.

It's a tremendous opportunity!


Mission
Empower 60M Musicians
to earn income,
grow their fan base &
build their careers
Gigmor

The Booming Creator Economy

Our mission at Gigmor is to empower 60 million artists worldwide to earn income, grow their fan base and build their careers.

Over 120,000 music tracks or songs are uploaded daily every day to the major distribution services like Spotify, Apple Music and other platforms.

Fact - More than 50% of all music tracks were uploaded in the last 3 years alone.

Everyone knows Taylor Swift, but there are only 20,000 signed artists in the US—a tiny fraction of the millions of music creators at various stages of their careers. Independent music is the growth engine of the music business.

And of course, music itself is part of the creator economy, which is doubling every two years.

Twenty years ago a much smaller number of artists were able to create and record music because the costs of renting a recording studio were so high they could only be funded by a record label.

That world has changed radically. Now you can create music in your bedroom that sounds just as professional and polished as what you hear on the radio.

As a result, there's a massive amount of new music content created. That content finds its way to the streaming platforms. But what then? Artists are in a completely DIY world, left on their own to find gigs, build an audience and earn income.

Put it all together, and this is a $100 billion+ market that is ripe for disruption.

The Problem

Growing and monetizing a fan base is insanely difficult!

- Existing social networks aren't built for easy monetization
- Streaming services pay only $0.004 per stream
- Live shows/tours have high costs and need extensive promotion
- Merch and physical media sales have low margins

Our Solution

Meet Gigmor: A Scalable New Revenue Source for Artists - Convert Fans into Paying Customers

Artists' primary channel to find and engage an audience and grow their fan base is via social networks. But social networks weren't designed for their needs. Instagram is a photo sharing platform, so using it to promote music and shows necessitates workarounds and strange software tools like Link in bio.

Similarly, streaming services weren't designed to help musicians and artists to find and connect with fans. Our new app is a platform that helps artists earn income by finding gigs at music clubs, festivals and private events and by offering tools that help them connect with and monetize their fan base.

Live music is everywhere—it's not just in music venues but in restaurants, breweries, hotels, weddings, malls, airports. It's a huge industry. Gigmor's marketplace connects music artists with gigging opportunities of all kinds and helps event organizers find, evaluate and book the right talent.

But we're not stopping there. The opportunity is much larger. We're helping artists and venues promote their shows in our live music directory and we're helping fans discover artists and local live music. Our ticketing platform competes with Eventbrite and other low cost ticketing services specifically designed for independent artists. Ultimately, our goal is to become an income-generating platform that helps artists convert their fans into paying customers. We're building a three-sided network that will create massive network effects, building sustainable competitive advantage.

The total addressable market for artists services companies is well over $50 billion.

How it Works



Product
Integrated Platform Connecting Artists, Venues & Fans
Artists
Get Booked
Earn Tips/Subscriptions
Promote Shows
Sell Music & Merch
Venues/Promoters
Event Planners
Discover & Book Talent
Promote Events
Low-Fee Ticketing
Fans
Discover Artists & Shows
Support Artists
Connect with Fans
Gigmor

Gigmor is already a leading music network in the US with over 100,000 artists, venues and fans.

We're based in L.A., which is the music capital of the world.

And many of the venues we've signed up are iconic venues The Whiskey A Go-Go, and the Viper Room.

How We Monetize



From Creation to Monetization
"Bands Pay to be Bands"
- Joe Rinaldi, GM Music Box
Music Creation
Software/Cloud Services, Musical Instruments, Studios
Fan Monetization
Gigmor, Patreon, Twitch, Instagram, TikTok
Distribution
Streaming Services, Movies/TV, Vinyl/CDs
Live
Agent Fees, Touring Costs, Bandsintown, Paid Social Media
Marketing
Photo/Video Services, Mailchimp, PR, Social Media
Gigmor

Booking

We've built a lot of partnerships along the way that have fueled our growth. BMI, one of the largest PROs (performance rights organizations), approached us after COVID to help reboot the live music industry. We have a longstanding partnership with SoundCloud, the largest streaming service for independent artists. And in the last year we became a presenter at SXSW, where we have an annual showcase much sought after by artists at many stages of their careers.




Leading Booking Platform
100K Artists, Venues & Fans
90+ Countries
LA-Based Team with Proven Track Record
Former Senior AOL E-Commerce ($1B+ Revenue)
Strategic Partners
BMI, SoundCloud, SXSW
Multiple Revenue Streams
Subscriptions, Ticketing, Sponsorships
Gigmor

Artist Profile


Artist Profile: Link in Bio on Steroids
Merch Store Drives Sales
Tips/Subscriptions Add Income
Social Feed Drives Engagement
Book Now
Streamlined Booking
Gigmor

The artist profile on Gigmor is designed to be a one stop shop for event organizers and fans looking to discover, book and interact with artists. We call it "Link-in-bio on steroids." It integrates everything that a fan or a venue would need to know about an artist, including their music, upcoming and past shows, merch, bio and social media accounts.

Business Model


Business Model
SUB
Subscriptions
Indie Artist: $9.99/mo
Pro Artist: $19.99/mo *
Fans/Influencers *
Tips/Subscriptions
% of Transaction *
Ticketing
$1/Ticket Fee
Venue Event Promotion *
Promotion/Sponsorships
Sponsored Posts *
Upsells for promoted posts/profiles *
* On Roadmap
Gigmor

Our strategy is to build a business based on multiple revenue streams: two tiers of artist subscriptions, venue subscriptions, ticketing fees, and ads/sponsorships.

Artist subscriptions offer increased visibility, access to high profile opportunities and other promotional features. Our roadmap includes new services such as tipping and fundraising, where we will earn a percentage of the transaction.

Unit Economics and Traction


Traction
App Launched in Early March
Signups +25% MoM
13K MAU
5.4 Sessions/Mo
1,500
1,125
750
375
0
February
March
April
May
New Accounts
Gigmor

Our unit economics have always been one of our core strengths. We know how to market to artists and onboard them in a very inexpensive way.

Our cost per acquisition is $1 per new member.

To date, our marketing budget has been in the low thousands per month. Raising capital will allow us accelerate our growth and grow our member base and revenues significantly.

Our churn is very low. It's historically 2%.

The ratio of the cost per acquisition to lifetime value of over $300 is extremely attractive and our revenue has grown on average 25% month over month.

Go To Market Strategy



Go To Market
EVENT PLANNERS
SEO/SEM targeting Event Planners, Hotels, Restaurants, Breweries, Malls, Airports
ARTISTS
SEO/SEM, Organic/Referrals, Influencers, Rewards/Tokens, Partnerships
FANS
Artist Invites/Shares Tips/Subscriptions, Ticket Purchasers
MUSIC VENUES
Regional Rollouts, Bus Dev team and Brand Ambassadors, Industry Conferences, PR
Gigmor

Competition



Competition
Gigmor
patreon
eventbrite
bandsintown
Beacons
KOMI
Artist Directory
Venue Booking
Social Features
Ticketing
Event Promotion
Fan Network
Tips/ Subscriptions
Gigmor

The Next 5 Years: LiveNation for Independent Music



5 Year Vision
Dominant global platform enabling millions of artists to earn income and grow their careers and helping fans discover, connect to and support artists.
AI-Fueled Discovery & Recommendations
Monetization Platform for 20M Creators
100M Highly Engaged Fans
Leading Global Brand
Gigmor

Forward-looking projections cannot be guaranteed.

Use of Funds



Fundraise
Raising $3M Seed Round to Scale Growth
$850K Raised in Angel Round
Milestones
Hire VP, Growth & VP, Business Development (Q3, 2023)
$1M ARR run rate (2023)
Use of Funds
(000)
Online Marketing $300
Salaries $534
G&A


$19.99 Subscription (2023)
1M Artists, 5M Fans (2024)
$625
R&D
$650
Sales/Marketing
$900
Gigmor

Forward-looking projections cannot be guaranteed. Also, only $1.235M of the $3M will be solicited through Wefunder.


"I wish Gigmor had been around when my band was starting out!"
Tom Hamilton, Aerosmith,
Gigmor Investor
Gigmor


"I love Gigmor because it has everything I need in one place. I really like the clean design and the booking dashboard."
Averi M, Marketing and Events Manager
Gigmor


David Baird | 310.795.0540 | david@gigmor.com
Tracy Eumont | 310.699.6397 | tracy@gigmor.com